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                 September 30, 2021

       Benjamin Aronovitch
       Chief Legal Officer
       Offerpad Solutions Inc.
       2150 E. Germann Road, Suite 1
       Chandler, Arizona 85286

                                                        Re: Offerpad Solutions
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259790

       Dear Mr. Aronovitch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Drew Capurro